UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 15, 2017

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Changes in Novo Nordisk Executive Management

Bagsværd, Denmark, 15 August 2017 - Novo Nordisk A/S today announced two changes to its Executive Management team.

As of 1 October, Camilla Sylvest, senior vice president in charge of Novo Nordisk’s operations in Region China, has been appointed executive vice president in charge of Commercial Strategy & Corporate Affairs. At the helm of this new unit she will be overall responsible for the company’s corporate functions within marketing, market access, strategy, communication, stakeholder relations and sustainability.

Camilla Sylvest was appointed senior vice president and general manager of Novo Nordisk’s Region China in August 2015. In this role she is responsible for the company’s activities in China, Taiwan and Hong Kong. Prior to this, Camilla Sylvest has led affiliates and business areas of growing size and complexity in Europe and Asia. She started her career in Novo Nordisk in 1996, following which she had roles in headquarters and regions within pricing, health economics, marketing and sales effectiveness. She holds an MSc in Economics from University of Southern Denmark and an Executive MBA from Scandinavian International Management Institute.

Lars Fruergaard Jørgensen, president & CEO, says: “During her more than 20 years in Novo Nordisk, Camilla Sylvest has consistently delivered strong business results, fostered strong relations with stakeholders and demonstrated a natural ability to rally her organisations around key priorities. This makes me very confident in her ability to successfully drive our commercial strategies as well as our strategies for developing Novo Nordisk as a responsible corporation focused on the needs of the patients we serve.”

Effective today, Doug Langa, senior vice president, head of North America Operations and president of Novo Nordisk Inc, is promoted to executive vice president. His responsibilities remain unchanged.

Doug Langa was appointed head of North America Operations and president of Novo Nordisk Inc in March this year. Previously, he was senior vice president of Market Access and a member of Novo Nordisk’s US leadership team. He joined the company in 2011 and has over 25 years of experience in the pharmaceutical and medical device industry. He graduated from Widener University and earned his MBA from Fordham University.

Both Camilla Sylvest and Doug Langa will report to Lars Fruergaard Jørgensen. With these changes, the members of Novo Nordisk’s Executive Management are:

•	Lars Fruergaard Jørgensen, president and CEO
•	Jesper Brandgaard, EVP, chief financial officer and head of Biopharm
•	Maziar Mike Doustdar, EVP, International Operations
•	Lars Green, EVP, Business Services & Compliance
•	Doug Langa, EVP, North America Operations
•	Camilla Sylvest, EVP, Commercial Strategy & Corporate Affairs (from 1 October 2017)
•	Mads Krogsgaard Thomsen, EVP, chief science officer
•	Henrik Wulff, EVP, Product Supply

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 41,400 people in 77 countries and markets its products in more than 165 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Katrine Sperling	+45 4442 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Christina Jensen	+45 3079 3009	cnje@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 64 / 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 15, 2017	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer